UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Press release dated November 2, 2009, relating to Tongxin International Ltd.Tongxin International Ltd. Sets Date for 2009 Annual Shareholders Meeting.


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: November 2, 2009


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated November 2, 2009, relating to Tongxin International Ltd.Tongxin International Ltd. Sets Date for 2009 Annual Shareholders Meeting.


=================================================================
Tongxin International Ltd. Sets Date for 2009 Annual Shareholders Meeting

CHANGSHA, China, November 2, 2009 /Xinhua-PRNewswire-FirstCall/ --
Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures ("EVBS") and stamped parts for the commercial automotive industry, today announced that its 2009 Annual Stockholders Meeting ("2009 Annual Meeting") will be held at 9:00 a.m. China Standard time on Friday, December 4, 2009. Investors have the option of attending the meeting in China, or joining a teleconference call.

Event:     Tongxin International 2009 Shareholders Meeting
Date:      December 4, 2009
Location:  Shanghai Pudong Hotel, China
           100 Changliu Road
           Lianyang District, Pudong,
           Shanghai, 200134 China

Dial In:   1-909-502-9006 (enter 801, wait for prompt then enter 108)

Stockholders of record as of the close of business on November 2, 2009 are entitled to notice of the 2009 Annual Meeting. The Company will transact any matters that properly come before the Annual Meeting or any adjournments thereof. An agenda of items to address during the meeting is below.

Item 1: Outlook Chinese and Global Automotive Markets in 2010-2012
Item 2: Outlook for Government stimulus programs and impact in the China Automotive for 2010-2012
Item 3: Other matters brought to the attention of the board.

For additional information on the shareholders meeting including travel arrangements, please contact Tongxin representatives listed at the close of this press release.

About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For more information, please contact:

COMPANY:

Mr. Rudy Wilson, CEO
Tel:   +1-248-593-8330
Email: rudy@txicint.com

Ms. Jackie Chang, CFO
Tel:   +1-626-660-7117
China: +86-134-6755-3808
Email: jackie@txicint.com
Web:   http://www.txicint.com

INVESTOR RELATIONS:

John Mattio, SVP
HC International, Inc.
Tel:   +1-203-616-5144 (U.S.)
Email: john.mattio@hcinternational.net
Web:   http://www.hcinternational.net

SOURCE  Tongxin International Ltd.